Exhibit 99.1

866060
PRESS RELEASE

JUDGEMENT DUTCH SUPREME COURT

HAS NO CONSEQUENCES ON AEGON’S RESULTS

The Hague, May 20, 2005 – The Dutch Supreme Court on May 20, 2005 decided that payments regarding the settlement of convertible bonds issued by AEGON N.V. are not tax deductable.

As a provision has been made for the corporate tax payable, the judgement has no consequences for the results.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com